DAVIS LLP | LEGAL ADVISORS SINCE 1892

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09046745

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 67952-00001

July 31, 2009

SEC Mail Processing Section
AUG 11 2009
Washington, DC
110

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
jss

Encs.

8/13

Davis:5267239.1

Date: July 31, 2009 **Exemption No: 82-35102**

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	July 8, 2009
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A

(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A

(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :**

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	July 8, 2009
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A

(o)		Initial Acquisition Report	N/A
(p)		Subsequent Acquisition Reports	N/A
(q)		Notice of Intention to Sell by a Control Person	N/A
(r)		Notice of Dividends	N/A
(s)		Exchange Bulletins announcing certain transactions:	
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)		Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR09-05** **July 08, 2009**

Paragon Minerals and Golden Dory complete Phase 1 Drill Program at Huxter Lane Gold Project

Paragon Minerals Corporation (PGR.TSX-V) is pleased to report that joint venture partner Golden Dory Resources Corp. (GDR.TSX-V) has completed a 15 hole, 2,024-metre Phase 1 diamond drill program on the Huxter Lane Gold Project in central Newfoundland, Canada. Highlights of the drill program include:

- Mineralized porphyry intersected in all completed drillholes over widths of up to 98 metres;
- Significant drill intercepts of 0.38 g/t gold over 77.5 metres, 0.57 g/t gold over 38.7 metres, and 0.51 g/t gold over 33.8 metres;
- Gold-bearing porphyry remains open along strike and to depth.

The Huxter Lane project is a ***near surface, bulk-mineable gold target*** where wide-spaced drilling at the Mosquito Hill prospect has outlined a near surface, gold-bearing porphyry intrusion over a strike length of 1000 metres and to a vertical depth of 225 metres. The mineralized porphyry is exposed at surface, dips gently to the south and remains open along strike and to depth. The 2009 drill program focused on a specific area of the Mosquito Hill prospect where previous drill results have include 2.21 g/t over 35.0 metres (HX06-16) and 1.68 g/t gold over 20.2 metres (HX07-24). Drillholes HX09-32 to HX09-46 were completed in a grid pattern at 50-metre centers covering an area of approximately 100 by 300 metres. The gold-bearing porphyry was intersected in all of the completed drillholes over thicknesses of up to 98 metres (core length). Significant drill assay results are provided in the following table with drillhole locations shown on the accompanying map.

Hole No.	Azimuth	Dip	Length (m)	From (m)	To (m)	Interval (m)	Gold (g/t)
HX09-32	340	-44	187.5	146.48	164.00	17.52	0.38
includes				146.48	155.30	8.82	0.70
				151.50	155.30	3.80	1.06
HX09-33	340	-45	172.1	122.72	161.40	38.68	0.57
includes				123.72	126.70	2.98	2.10
				123.72	137.27	13.55	1.00
				123.72	140.77	17.05	0.93
				152.46	161.40	8.94	0.55
HX09-34	340	-45	156.1	123.44	133.62	10.18	0.52
includes				126.97	128.37	1.40	1.83
HX09-35	345	-45	158.2	139.54	153.04	13.50	0.64
includes				145.83	153.04	7.21	1.14
HX09-36	345	-45	84.1	Hole abandoned, target not reached			
HX09-37	340	-45	160.6	122.05	155.85	33.80	0.51
includes				127.22	133.70	6.48	0.70
				146.82	155.85	9.03	0.99
				149.40	155.85	6.45	1.27
HX09-38	340	-45	161.8	77.12	154.61	77.49	0.38
includes				77.12	105.18	28.06	0.55
				77.12	82.14	5.02	1.03
				113.29	119.46	6.17	0.70
				140.61	154.61	14.00	0.57
				140.61	142.62	2.01	3.24

Hole No.	Azimuth	Dip	Length (m)	From (m)	To (m)	Interval (m)	Gold (g/t)
HX09-39	340	-45	141.7	37.82	81.87	44.05	0.21
includes				65.05	71.45	6.40	0.56
and				96.04	97.16	1.12	2.20
				112.31	115.63	3.32	1.24
HX09-40	340	-45	141.7	31.91	45.83	13.92	0.51
And				68.72	71.25	2.53	0.58
				110.41	113.92	3.51	0.30
HX09-41	335	-45	91.4	16.46	51.00	34.54	0.31
includes				36.86	38.98	2.12	0.87
				48.42	51.00	2.58	1.37
HX09-42	340	-45	86.9	41.85	56.88	15.03	0.43
includes				54.72	56.88	2.16	1.15
HX09-43	340	-45	93	51.30	58.04	6.74	0.54
And				74.89	76.92	2.03	0.75
HX09-44	340	-45	117.4	59.96	95.39	35.43	0.42
includes				61.02	69.79	8.77	0.57
				83.16	95.39	12.23	0.50
and				97.46	99.48	2.02	1.61
				103.69	110.58	6.89	0.57
HX09-45	340	-45	118.9	47.87	89.80	41.93	0.30
includes				50.54	55.84	5.30	0.54
				82.43	87.63	5.20	0.75
HX09-46	340	-45	152.4	51.11	105.88	54.77	0.29
includes				74.32	82.04	7.72	0.56

(Note: All intervals are core length with true thickness estimated to be 90% of core length)

"We are pleased that the drill program completed by Golden Dory at the Huxter Lane project intersected gold mineralization in every completed drillhole" said Michael Vande Guchte, President and CEO of Paragon Minerals Corporation. "The mineralized porphyry intrusion remains open in all directions and has excellent potential to host a significant near surface, bulk tonnage gold deposit" Paragon and Golden Dory plan to review the results of the drilling to date to further understand the alteration and structural controls focusing the gold mineralization. Golden Dory can earn a 60% interest in the Huxter Lane gold property by spending $2.0 million in exploration over four years, and an additional 10% (to 70% interest) by delivering a bankable feasibility study.

Paragon and Golden Dory are pleased to acknowledge the financial support provided under the Junior Company Exploration Assistance Program (JCEAP) as administered by the Newfoundland and Labrador Department of Mines & Energy.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company and its exploration partners are focused on gold and base metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details on the properties can be found on the company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person - *The contents of this news release have been reviewed and approved by Qualified Person David Copeland, M.Sc., P.Geo., Exploration Manager for Paragon Minerals Corporation. David Evans, M.Sc., P.Geo., Qualified Person for Golden*

Dory Resources supervised the drilling and sampling. Drill core samples were analysed for Au (30 g fire assay with Atomic Absorption finish) at Accurassay Laboratories in Thunder Bay, Ontario from sawn NQ-sized half core sections. .Data quality was monitored through the insertion of control samples consisting of one prepared analytical standard inserted into the sample stream for every 20 drill core samples and a natural blank sample was inserted into the sample stream for every 50 drill core samples. Assay batches where results for the standards fell outside the 2 standard deviation of the accepted grade were re-assayed until acceptable values were obtained.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.


800E
900E
1000E
1100E
1200E
1300E
1400E
1600 S
1700 S
1800 S
1900 S
2000 S
2100 S
2200 S
2300S
True North
Grid North
HX06-3,4
HX06-1,2
HX06-5,6
HX06-7,8,9
HX06-10,11
HX07-19
HX06-13
HX06-12
2009 DRILLING SHOWN IN RED
HX09-43
HX09-41
HX09-42
HX09-45
HX09-39
HX09-34
HX09-33
HX09-25
HX09-44
HX09-40
HX08-27
HX07-24
Scale:
0
50
100 m
HX09-23
HX09-38
HX09-35
HX09-46
HX09-37
HX09-32
HX09-36
HX06-16
HX07-20
HX08-28
HX08-26
HX07-21
HX07-22
HX08-29
HX07-30
HX07-31
Paragon Minerals Corp.- Golden Dory Resources Corp.
Huxter Lane Property
2009 Diamond Drill Program

For more information, contact Bill Cavalluzzo, VP Investor Relations or Michael Vande Guchte, President & CEO (604) 629-2353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6